

April 2, 2012

<u>Via E-mail</u>
Laura Wright
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, TX 75235-1611

      **Re:**     **Southwest Airlines Co.**
              **Form 10-K for Fiscal Year Ended December 31, 2011**
              **Filed February 9, 2011**
              **File No. 001-07259**

Dear Ms. Wright:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2011</u>

<u>General</u>

1. We note that you have a pending confidential treatment request for Exhibits 10.1(a) and 10.28 in connection with your Form 10-K filed on February 9, 2012. Please note that all comments on your confidential treatment request will need to be fully resolved before we complete our review of your Form 10-K.

2. We note that you refer to certain terms and operating measures commonly used in the airline industry, such as available seat mile ("ASM"), cost per available seat mile ("CASM"), revenue passenger mile ("RPM"), slots, and yield. Please revise future disclosure to include a clear description of each term and how each measure is calculated and explain why and how the given measures are useful to investors.

Risk Factors, page 23
Any failure of the Company to maintain the security, page 27

3.  We note that you derive a significant percentage of revenues from internet bookings and rely on third party technology and systems for many of your technology initiatives.  We also note that you disclose that customer information is subject to the risk of intrusion, tampering, and theft and that system disruptions could occur.  Please tell us whether you have experienced attacks, disruptions, intrusions, tampering or theft in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures.  Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

4.  We note per page 10 of your Business section that you have determined that the Boeing 717 aircraft acquired in the AirTran acquisition does not fit within your long-term overall fleet plans.  Please provide a discussion that expands on management's plans for these aircraft including expected timeframes and proposed methods of disposal.

Item 8.  Financial Statements and Supplementary Data
Consolidated Statement of Income, page 75

5.  We note that 'other expenses' comprises over 10% of total operating expenses in fiscal year 2011.  Please tell us and revise the notes to your financial statements to disclose the significant types of expenses that comprise this balance.

Note 1.  Summary of Significant Accounting Policies, page 78
Frequent Flyer Programs

6.  Please tell us and revise to disclose how the features of the new Rapid Rewards frequent flyer program impacted estimation of the amount of liability accrued.  With regard to the new Rapid Rewards frequent flyer program, we note that points are redeemable with no blackout dates, awards are no longer automatically issued, and points no longer have expiration dates for members with points-earning activities within a 24 month period. Please tell us how these and other changes affected the assumptions used in estimating the total number of points and/or credits expected to be redeemed and what impact your changes in estimates had on the frequent flyer liability.

7.  We note per page 7 of your Business section under "Implementation of Southwest's All-New Rapid Rewards Frequent Flyer Program" that unlike the company's previous program, members are able to redeem their points for every seat, every day, on every flight, with no blackout dates.  We also note that you continue to use the incremental cost

Laura Wright
Southwest Airlines Co.
April 2, 2012
Page 3

method to account for the new program.  Please tell us what consideration was given to the propriety of using this method in circumstances where program awards are without limitations.

Aircraft and engine maintenance, page 80

8.  We note from your disclosure that you modified your engine maintenance contract for your Classic fleet (737-300/500s) during the fourth quarter of 2011and that this change resulted in the risk-transfer concept no longer being met.  As a result, you now record expense on a time and materials basis when an engine repair event takes place.  Please tell us why you modified your contract, what terms were modified, and why you believe these changes resulted in a change in your conclusion with regard to risk-transfer.  Please also tell us how you account for these payments on your balance sheet prior to the repair event and what impact this change had on your 2011 results and is expected to have on your 2012 results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or me at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters.  Please contact Tonya Aldave at (202) 551-3601 or Max Webb (202) 551-3750 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief